Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, October 30 2015

CHAIRMAN’S QUARTERLY REVIEW SEPTEMBER 2015

Highlights

•     More than 60,000 new REC*IT 2.0 app installs over the past two weeks and over 410,000 REC*IT app installs to date

•     REC*IT 2.0 user engagement metrics significantly above industry average

•     Appointment of new Directors, Diana Rhoten and Emma Waldon, bring new and complimentary skill sets to the Board

•     Successful pricing of a US$2.55 million underwritten public offering through

Aegis Capital Corp.

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

Dear Shareholders,

As announced in the Chairman’s Annual Review on September 30th 2015, we have made a strategic decision to focus our resources on our core student division assets and reduce cash burn from other business categories. This decision was made following feedback from U.S. investors and advisors and the positive and promising early results from REC*IT 2.0 and SPEAKIESY. The rationale for the strategic focus on students is that historically, the U.S. college student user base has been one of the most difficult demographics to access in any significant numbers due to its fragmented nature, and our exclusive agreements with IMLeagues and BigTeams grant us unprecedented and unparalleled access to students at over 1,000 U.S. colleges and 4,000 high schools. We believe that our student products, being REC*IT 2.0, SPEAKIESY, REC*IT FITNESS and BigTeams powered by REC*IT, have the potential to deeply penetrate the student market and result in MOKO being highly attractive to advertisers and future potential strategic partners. By concentrating our resources on the student market, we believe we will better optimize our already dominant market share.

The September quarter has seen users to our flagship app, REC*IT 2.0, rapidly accelerate and I am delighted to report that at time of writing this review, REC*IT has exceeded over 410,000 total app installs. We anticipate that with this continued trajectory, we will attain our 500,000 target by calendar year end in December 2015, laying the foundations for strong growth in the 2016 calendar year.

SPEAKIESY’s initial launch has been well received and student feedback has been exceptional. We have now adopted a more focused launch approach, where we are actively engaging and activating campuses one at a time with our on-campus Brand Ambassadors, to build brand and equity value at targeted colleges prior to a wider activation program.

BigTeams powered by REC*IT and REC*IT FITNESS app developments are near completion, with launch expected in late November 2015.

REC*IT 2.0

REC*IT is MOKO’s award-winning mobile app that enable students to participate in, and manage, college intramural sports and recreational activities on campus. Through our agreement with IMLeagues, REC*IT is available and exclusive to more than 1,000 U.S. colleges.

As mentioned above, REC*IT has already generated a total of over 410,000 app installs, with user engagement metrics significantly above industry averages. Students are using REC*IT 2.0 approximately 2.21 times per day with an average session duration of 5.08 minutes, which indicates they are highly engaged with the app once it has been adopted.

Our on-campus marketing campaigns have recently been initiated and are focused on creating brand and product awareness on college campuses. We are also supporting campus Rec directors who are endorsing and recommending REC*IT to their students, and sponsoring Rec centers and campus activities through the display of banners, brochures and branded merchandise. During this communication with Rec directors we are receiving feedback on what administration functionality for management of intramural sports they would want built into REC*IT. In Q1 2016, we plan to release new administration features in REC*IT so that the program directors have the same benefits from using the app as the students.

We have also been deepening our relationship with IMLeagues, the provider of the data that powers the REC*IT app. IMLeagues has also developed relationships with individual Rec departments and faculty members and are now working hand-in-hand with MOKO to promote REC*IT to Rec departments.

SPEAKIESY

SPEAKIESY is a mobile social network that connects US college students by allowing them to communicate and share information via a closed social network that can only be accessed with a university specific “.edu” email address.

We have strategically opted to launch SPEAKIESY through a one-by-one campus activation program. This involves our SPEAKIESY team actively engaging with individual campuses and promoting the app on campus through our campus founders and influencers, Greek life and at on-campus events such as sporting games. The initial one-by-one campus activation program is producing positive early results with more than 15,000 users to date. SPEAKIESY has also now generated 24,298 follows, 28,620 ‘likes’, 41,925 profile views, 6,680 hashtags clicked, and 7,087 searches, indicating that students at these initial colleges are regularly using the app and building utility value. The target colleges for initial activation have been strategically selected based on their student population, national recognition, and influence on surrounding colleges. We believe that if we can successfully penetrate the leading and most influential colleges in the US, that virality of the app will spread to other colleges and a wider roll-out will be more successful. Prior to the capital raise, we made a strategic decision to reduce the number of colleges in the SPEAKIESY focus launch, so that marketing cost efficiencies could be achieved. To this end, SPEAKIESY will initially be focused on 20 campuses through to the end of 2015, and then promoted more widely in the spring semester during Q1 2016.

We have commenced preliminary marketing initiatives for SPEAKIESY this month, which included hosting small events on campus to create brand and product awareness. “Total Sorority Move”, one of the largest publications of content to college students in the U.S., also featured an article about SPEAKIESY on their website earlier this month.

BigTeams powered by REC*IT

BigTeams powered by REC*IT will extend the utility and features of REC*IT from U.S. colleges into more than 4,400 high schools, providing high school students, and their parents, with a mobile app to check high school sporting schedules, activities and results in real-time. Our agreement with BigTeams, the largest high school sports software platform in the U.S., grants us access to roll-out the BigTeams powered by REC*IT app to over 4,400 high schools, exclusively for three years with the option to extend exclusivity by way of mutual agreement. Under the agreement, MOKO has acquired 10% of BigTeams and has the option to increase this to 23%. We believe this puts us in a strong position to agree an extension to the exclusivity term.

App development is near completion with user interface and content design recently finished. We expect the app will be ready for launch in mid-late November 2015 and BigTeams will assist with its roll-out. Leveraging the relationships that BigTeams has developed with high schools, BigTeams will market and promote the app to schools and individual staff and coaches when launched. BigTeams and MOKO also plan to feature the new BigTeams powered by REC*IT app at the 2015 National Athletic Directors Conference and the National Interscholastic Athletic Administrators Association Annual Meeting in December, hosted in Orlando Florida. This is one of the largest industry conferences for high school athletic directors allowing us to engage and inform thousands of high school administrators across the country about the benefits of the new BigTeams powered by REC*IT app.

Through brand and product affinity, the BigTeams powered by REC*IT app will introduce high school students to REC*IT in their high school years so that they can seamlessly transition to the college version when the graduate into college. This creates the opportunity for MOKO to capture a student user for a prolonged period of time, through both high school and college, resulting in a long-term and loyal user that will be highly desired by brands and advertisers.

REC*IT FITNESS

REC*IT FITNESS will extend the utility and features of REC*IT from intramural sports into on-campus group fitness activities such as yoga and spin classes, and will significantly extend MOKO’s college student reach into the college activity scene: intramural sports, recreation and general fitness. App development has progressed significantly with expected early or soft-launch in late November 2015, prior to an official roll-out in the spring semester (January 2016). Utilizing the relationships that MOKO has developed with on-campus Rec directors and Rec departments via REC*IT, REC*IT FITNESS will adopt a similar marketing strategy to that of REC*IT, leveraging on-campus Rec director relationships to promote brand and product awareness. MOKO aims to garner insight from key strategic fitness directors during the soft launch of REC*IT FITNESS and aims to apply the insights or lesson learned prior to the full official launch for the spring semester in January 2016.

Appointment of Key Senior Personnel

We have strengthened our leadership team with the recent appointments of Diana Rhoten, Ph.D. and Emma Waldon as non-executive Directors to the Company’s board. Ms Rhoten’s experience spans business, government and philanthropy, and she has held senior management and advisory positions for social media, technology, creative and start-up companies. Ms Rhoten has a Ph.D. and an M.A. from Stanford University, as well as a M.Ed. from Harvard University and B.A. from Brown University.

Ms Waldon has diverse global corporate advisory, capital markets and corporate governance experience having held roles in accounting and debt and equity capital markets in Australia and the United Kingdom. Ms Waldon holds a B.Comm from the University of Western Australia, is a member of the Institute of Chartered Accountants of Australia, a Fellow of the Financial Services Institute of Australasia and a Certificated Member of the Governance Institute of Australia.

Ms Rhoten and Ms Waldon both bring a wealth of industry experience and knowledge to MOKO and will no doubt prove valuable members to the board and the Company’s strategic direction.

Capital Raise

As announced today, we have secured a US$2.55 million (before costs) placement via an underwritten public offering of 1.5 million American Depository Shares, at an issue price of US$1.70 per ADS (“Placement”). Aegis Capital Corp. acted as the sole lead manager.

The proceeds of the Placement will be invested in the business to enable MOKO to continue the roll-out and development of its social media platforms focused on the student market, including the new releases of REC*IT 2.0 and SPEAKIESY, which are showing very promising early results as stated above, and its upcoming products BigTeams powered by REC*IT and REC*IT FITNESS.

Major inroads have been made to significantly reduce our cash burn across our other business categories following the strategic decision to focus on our products targeting the student market. We are expecting by Q2 2016, assuming we can maintain our current growth trajectory after allowing for holiday breaks in the college year, to have clear support for the significant potential of REC*IT, SPEAKIESY, REC*IT FITNESS and BigTeams powered by REC*IT.

Greg McCann

Chairman

For more information contact:

US:
Jason Nash 202 431 1042 jason.nash@mokosocialmedia.com

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for high value, niche user groups including students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. Within its student space, MOKO is a mobile leading US college intramural and recreational sports platform. Agreements with the largest college and high school sports data providers in the US grant MOKO exclusive access to provide its award-winning app REC*IT, and BigTeams powered by REC*IT, to over 1,000 US colleges, representing approximately 50% of the US college population, and to over 4,400 US high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.